CUSIP NO. 759531106	13D	Page 1 of 13

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Relypsa, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

759531106

(CUSIP Number)

Paul Stone

5AM Ventures III, L.P.

2200 Sand Hill Road, Suite 150

Menlo Park, CA 94025

(650) 233-8600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5254

August 25, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 759531106	13D	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Ventures III, L.P. (“5AM III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,418,066 shares, except that 5AM Partners III, LLC (“5AM Partners III”), the general partner of 5AM III, may be deemed to have sole voting power, and Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”) and Dr. Scott M. Rocklage (“Rocklage”), the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,418,066 shares, except that 5AM Partners III, the general partner of 5AM III, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,418,066
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.1%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	PN

1 Based on 33,996,807 shares of the Issuer’s Common Stock outstanding as of August 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended June 30, 2014.

CUSIP NO. 759531106	13D	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Co-Investors III, L.P. (“5AM Co-Investors III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

62,316 shares, except that 5AM Partners III, the general partner of 5AM Co-Investors III, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

62,316 shares, except that 5AM Partners III, the general partner of 5AM Co-Investors III, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	62,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	PN

1 Based on 33,996,807 shares of the Issuer’s Common Stock outstanding as of August 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended June 30, 2014.

CUSIP NO. 759531106	13D	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Partners III, LLC (“5AM Partners III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,480,382 shares, of which 2,418,066 are owned directly by 5AM III and 62,316 are owned directly by 5AM Co-Investors III. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote these shares. Diekman, Schwab and Rocklage, the managing members of 5AM Partners III, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

		2,480,382 shares, of which 2,418,066 are owned directly by 5AM III and 62,316 are owned directly by 5AM Co-Investors III. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power over these shares. Diekman, Schwab and Rocklage, the managing members of of 5AM Partners III, may be deemed to have shared dispositive power over these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,480,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	7.3%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	OO

 1 Based on 33,996,807 shares of the Issuer’s Common Stock outstanding as of August 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended June 30, 2014.

CUSIP NO. 759531106	13D	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Ventures II, L.P. (“5AM II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

1,858,686 shares, except that 5AM Partners II, LLC (“5AM Partners II”), the general partner of 5AM II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

1,858,686 shares, except that 5AM Partners II, the general partner of 5AM II, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,858,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.5%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	PN

 1 Based on 33,996,807 shares of the Issuer’s Common Stock outstanding as of August 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended June 30, 2014.

CUSIP NO. 759531106	13D	Page 6 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Co-Investors II, L.P. (“5AM Co-Investors II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

73,334 shares, except that 5AM Partners II, the general partner of 5AM Co-Investors II, may be deemed to have sole voting power, and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

73,334 shares, except that 5AM Partners II, the general partner of 5AM Co-Investors II, may be deemed to have sole dispositive power and Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	73,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.2%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	PN

1 Based on 33,996,807 shares of the Issuer’s Common Stock outstanding as of August 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended June 30, 2014.

CUSIP NO. 759531106	13D	Page 7 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). 5AM Partners II, LLC (“5AM Partners II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

		1,932,020 shares, of which 1,858,686 are owned directly by 5AM II and 73,334 are owned directly by 5AM Co-Investors II. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote these shares. Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared power to vote these shares.
	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

		1,932,020 shares, of which 1,858,686 are owned directly by 5AM II and 73,334 are owned directly by 5AM Co-Investors II. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power over these shares. Diekman, Schwab and Rocklage, the managing members of 5AM Partners II, may be deemed to have shared dispositive power over these shares.
	10	SHARED DISPOSITIVE POWER See response to row 9.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,932,020
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.7%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	OO

1 Based on 33,996,807 shares of the Issuer’s Common Stock outstanding as of August 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended June 30, 2014.

CUSIP NO. 759531106	13D	Page 8 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. John D. Diekman (“Diekman”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

		4,412,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 1,858,686 are owned directly by 5AM II and 73,334 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Diekman is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.
	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

		4,412,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 1,858,686 are owned directly by 5AM II and 73,334 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Diekman is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,412,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

1 Based on 33,996,807 shares of the Issuer’s Common Stock outstanding as of August 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended June 30, 2014.

CUSIP NO. 759531106	13D	Page 9 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Andrew J. Schwab (“Schwab”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

		4,412,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 1,858,686 are owned directly by 5AM II and 73,334 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Schwab is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.
	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

		4,412,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 1,858,686 are owned directly by 5AM II and 73,334 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Schwab is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,412,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

 1 Based on 33,996,807 shares of the Issuer’s Common Stock outstanding as of August 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended June 30, 2014.

CUSIP NO. 759531106	13D	Page 10 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. Scott M. Rocklage (“Rocklage”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

		4,412,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 1,858,686 are owned directly by 5AM II and 73,334 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole power to vote the shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole power to vote the shares held by 5AM II and 5AM Co-Investors II. Rocklage is a managing member of 5AM Partners III and 5AM Partners II and may be deemed to have shared power to vote the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.
	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

		4,845,402 shares, of which 2,418,066 are owned directly by 5AM III, 62,316 are owned directly by 5AM Co-Investors III, 2,275,249 are owned directly by 5AM II and 89,771 are owned directly by 5AM Co-Investors II. 5AM Partners III, the general partner of 5AM III and 5AM Co-Investors III, may be deemed to have sole dispositive power of shares held by 5AM III and 5AM Co-Investors III. 5AM Partners II, the general partner of 5AM II and 5AM Co-Investors II, may be deemed to have sole dispositive power of shares held by 5AM II and 5AM Co-Investors II. Rocklage is a managing member of 5AM Partners III and 5AM Partners II, and may be deemed to have shared power to dispose of the shares held by 5AM III, 5AM Co-Investors III, 5AM II and 5AM Co-Investors II.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,412,402
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	13%[1]
14	TYPE OF REPORTING PERSON (See Instructions)	IN

1 Based on 33,996,807 shares of the Issuer’s Common Stock outstanding as of August 1, 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended June 30, 2014.

CUSIP NO. 759531106	13D	Page 11 of 13

Statement on Schedule 13D

This Amendment No. 1 supplements and amends the Schedule 13D that was originally filed on July 30, 2014 (the “Original Schedule 13D”), and is being filed by the Reporting Persons with respect to the common stock, par value $0.001 per share (“Common Stock”), of Relypsa, Inc., a Delaware corporation (“Issuer”) to report open market sales of by certain of the Reporting Persons on August 25 and August 26, 2014. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged (except that, for purposes of clarity, the ownership chart pages were included in this Amendment No. 1 for all Reporting Persons rather than just the selling Reporting Persons. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 33,996,807 shares of the Issuer’s Common Stock outstanding as of August 1. 2014, as set forth in the Issuer’s Form 10-Q filed with the SEC for the period ended June 30, 2014.

(c) Except as set forth below, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days:

5AM Ventures II, L.P. sold 323,909 shares of Common Stock on August 25, 2014 at an average per share price of $26.50 (the average sales price of multiple same day sales within a range of $26.50-$26.55) and 92,654 shares of Common Stock on August 26, 2014 at a per share price of $26.53.

5AM Co-Investors II, L.P. sold 12,781 shares of Common Stock on August 25, 2014 at an average per share price of $26.50 (the average sales price of multiple same day sales within a range of $26.50-$26.55) and 3,656 shares of Common Stock on August 26, 2013 at a per share price of $26.53.

CUSIP NO. 759531106	13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 29, 2014

5AM VENTURES III, L.P.
5AM CO-INVESTORS III, L.P.

By:	5AM Partners III, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM PARTNERS III, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM VENTURES II, L.P.
5AM CO-INVESTORS II, L.P.

By:	5AM Partners II, LLC,
Its General Partner

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

5AM PARTNERS II, LLC

By:	/s/ Andrew J. Schwab
Andrew J. Schwab
Managing Member

DR. JOHN D. DIEKMAN

By:	/s/ Dr. John D. Diekman
Dr. John D. Diekman

CUSIP NO. 759531106	13D	Page 13 of 13

ANDREW J. SCHWAB

By:	/s/ Andrew J. Schwab
Andrew J. Schwab

DR. SCOTT M. ROCKLAGE

By:	/s/ Dr. Scott M. Rocklage
Dr. Scott M. Rocklage